Montgomery, McCracken, Walker & Rhoads, llp attorneys at law
Laura Anne Corsell Admitted in Pennsylvania & New York	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109-1029 215-772-1500 Fax 215-772-7620	Direct Dial 215-772-7598 lcorsell@mmwr.com

May 24, 2011

Mr. Vince DiStefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Rochdale High Yield Advances Fund LLC
File No. 811-22539

Dear Mr. DiStefano:

As we discussed during our telephone conversation of May 24, 2011, please find attached a pdf copy of the amended Form N-2 for the Rochdale High Yield Advances Fund, LLC, as filed on Monday May 23, 2011, marked to show changes from the initial filing on March 25, 2011.  This, in effect, duplicates the material contained in the Federal Express package delivered to you, and signed for at your offices.

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Should you have any questions regarding this letter, or there is anything else that I can do to assist your review, please contact me at 215-772-7598.

Sincerely, /s/ Laura Anne Corsell Laura Anne Corsell